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SEC FILE NUMBER
8-70361

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arlington Capital Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Morris Avenue, Suite 1100
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott L Brown	917-696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants, Chartered
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arlington Capital Services, LLC, as of March 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Scott Brown

Title: FINOP

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Arlington Capital Advisors

March 25, 2022

David Lundgren & Co. CPAs, Chtd.
505 N. MurLen Road
Olathe, KS 66062

This representation letter is provided in connection with your audit of the financial statements of Arlington Capital Services, LLC, which comprise the statement of financial condition as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and schedules (collectively referred to as the "financial statements"), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 25, 2022, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 10, 2021, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions, including any side agreements, with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared, if any.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that have not been disclosed to you.
- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used in developing the accounting estimates reported in the financial statements.
- We understand and acknowledge our responsibility for the fair presentation of the Schedules in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe Schedules I, II and III, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of Schedules I, II and III have not changed from those used in the prior period. The form and content Schedules I, II and III complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2021 or through March 25, 2022.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3 3 and/or maintaining the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule." Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
  - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
  - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2021 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2021.
- We acknowledge our responsibility for compliance with the identified exemption provisions and/or whether the Company met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" throughout the year, and our assertions, limits

its' business activities exclusively to private placements of securities, and other – third party marketing consisting of referral fee income generated from referrals with hedge funds or investment management firms, and corporate financial consulting that may include from time to time consultation regarding mergers and/or acquisitions. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions, compliance functions, and other auditors concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 and/or met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2021 and through March 25, 2022.
- Net capital computations prepared by us during the period January 1, 2021 through December 31, 2021 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2021 or during the period January 1, 2021 through December 31, 2021, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There is no outstanding past due PCAOB accounting support fees.
- There are no revenues that the Company is aware of that need to be accrued based on earnout percentages of prior year deals.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: St M Marshall

Title: President

Signature: *Scott Brown*

Title: FINOP

1. Nature of Business:

Arlington Capital Services, LLC (the Company), was formed on March 3, 2020. The company was formed for the purpose of acting as a broker dealer with the capacity and qualifications to advise clients on mergers and acquisitions, capital raising, and other advisory services. The company generated revenues in the most recently ended fiscal year from fees charged to clients.

The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-70361) and is a member (CRD #304588) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

At various times throughout the year the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 at December 31, 2021.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the

Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

Revenue Recognition

The company is engaged to assist clients in advising on mergers and acquisitions as well as raising capital from institutional investors. All such transactions are private placements. The company may receive upfront or monthly retainers for services performed during an engagement irrespective of a transaction being consummated. Such services include preliminary work familiarizing our team with a client, market analysis and identification of prospective acquirors or partners, and preparing descriptive information regarding a client, among other services and efforts. The company considers retainer revenue to be generated at the time it is received for performing such services. If a transaction is consummated, retainer fees paid to the date of closing such transaction may be credited against the transaction success fee. The company considers revenue to be generated when the BD satisfies the performance obligation.

3. Uncertain Tax Positions:

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. Related Parties:

One Hundred percent (100%) of the membership interests in Arlington Capital Services, LLC are owned by Arlington Capital Advisors, LLC. Arlington Capital Services, LLC has a cost sharing agreement with Arlington Capital Advisors, LLC for items that include shared space, office supplies, utilities, computers and other facilities, which are reimbursed on a monthly basis. The company recorded expenses under this agreement of $8,825,914 for 2021. Included in the total is a provision for rent which is included in the "rent" expenses on the accompanying Statement of Income. The company recorded rent totaling $9,274 related to the shared expense with the parent.

5. Commitments & Contingencies:

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the

opinion of the company's management, have a material adverse effect on the Company's financial position.

6. Net Capital:

The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of its aggregate indebtedness and will not require a specific exemption from the full provisions of SEC Rule 15c3-3 (customer protection rule). Net capital and net capital related ratios may fluctuate on a daily basis. On December 31, 2021, the Company had net capital of $4,857,122 exceeding the minimum net capital requirement of $89,541 by $4,767,581.

7. Subsequent Events:

Management has evaluated subsequent events through March 30, 2022, the date which the financial statements were available to be issued.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arlington Capital Services, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arlington Capital Services, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arlington Capital Services, LLC's management. Our responsibility is to express an opinion on Arlington Capital Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arlington Capital Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Arlington Capital Services, LLC's financial statements. The supplemental information is the responsibility of Arlington Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arlington Capital Services, LLC's auditor since 2020.

Olathe, Kansas
March 25, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Capital Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arlington Capital Services, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Arlington Capital Services, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arlington Capital Services, LLC's management. Our responsibility is to express an opinion on Arlington Capital Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arlington Capital Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arlington Capital Services, LLC's auditor since 2020.

Olathe, Kansas
March 25, 2022

Arlington Capital Services, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Capital:	
Members' Equity	$5,078,661
Non-Allowable Assets	($221,539)
Net Capital Before Securities Haircuts	$4,857,122
Securities Haircuts	-
Net Capital	$4,857,122
Minimum Dollar Net Capital Requirement	$89,541
Excess Net Capital	$4,767,581
Aggregate Indebtedness	$1,343,119
Ratio of Aggregate Indebtedness to Net Capital	28%

There were no material differences between the basic net capital computation included in these financial statements with those previously reported by the company

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Arlington Capital Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Arlington Capital Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas
March 25, 2022

Arlington Capital Services LLC

Statement of Cash Flows
January through December 2021

OPERATING ACTIVITIES	
Net Income	$7,563,996
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	($91,319)
Accounts Payable	$2,125
Deferred Revenue	($39,508)
Net Cash provided by Operating Activities	$7,435,294
INVESTING ACTIVITIES	
Due from (to) ACA	$1,238,776
Due from (to) ACA Limited	($13,013)
Net Cash provided by Investing Activities	$1,225,763
FINANCING ACTIVITIES	
ACA Equity Contributions	$100,017
ACA Equity Distributions	($2,729,306)
Net Cash provided by Financing Activities	($2,629,289)
Net Cash Increase for period	$ 6,031,768
Cash at beginning of period	$234,878
Cash at end of period	$6,266,646

Arlington Capital Services, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Assets:	
Cash	$6,263,233
FINRA Flex Account	$3,413
Accounts Receivable	$205,113
Due from (to) ACA Limited	$13,013
Total Assets	$ 6,484,772

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$9,518
Due from (to) ACA	$1,333,601
Deferred Revenue	$62,992
Member's Equity	$5,078,661
Total Liabilities and Member's Equity	$6,484,772

The accompanying notes are an integral part of these financial statements

Arlington Capital Services, LLC

Statement of Income
For the Period January 1, 2021 to December 31, 2021

Revenues:	
Success Fee Revenue	$16,398,447
Retainers	$202,500
Reimbursed Expenses – Income	$76,074
Total Revenues:	$16,677,021
Expenses:	
Bank Service Charges	$140
Legal & Professional	$88,750
Miscellaneous	$1,020
Postage	$102
Regulatory Fees	$178,366
Taxes and Licenses	$1,494
Client Expenses	$14,177
Continuing Education	$2,025
Insurance Expense	$1,092
Liability Insurance	$12,917
Office Supplies	$1,726
Rent	$9,274
Occupancy	$8,014
Telephone	$3,275
Services	$45,507
Fixed Comp	$8,745,146
Total Expenses:	$9,113,025
Net Income:	$7,563,996

The accompanying notes are an integral part of these financial statements

Arlington Capital Services LLC

Statement of Member's Equity
December 31, 2021

Balance at December 31, 2020		$143,954
Net Income	$7,563,996	
ACA Equity Contributions	$100,017	
ACA Equity Distributions	($2,729,306)	
Balance on December 31, 2021		$5,078,661

The accompanying notes are an integral part of these financial statements

Arlington Capital Advisors

March 30, 2022

David Lundgren & Co. CPA's Chtd
505 N. Mur-Len Rd
Olathe, KS 66062

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities investor Protection Corporation (SIPC) of Arlington Capital Services, LLC. for the year ended December 31, 2021, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules

4) As of December 31, 2021, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for out purposes

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), if any, including non-compliance occurring after December 31, 2021

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7)

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7), including communications received between December 31, 2021 and the date of this letter

9) We have responded fully to all inquiries made to us by you during the engagement

10) No events have occurred subsequent to December 31, 2021 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11) Your report is intended solely for the information and use of Arlington Capital Services, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties

Signature: [signature]
Title: President

Signature: *Scott Brown*
Title: FINOP

Arlington Capital Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business to advising clients on mergers and acquisitions, capital raising and other advisory services and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Arlington Capital Services, LLC

I, Scott Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott Brown

Title: FINOP

March 30, 2021

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Capital Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Arlington Capital Services, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, and other – merger and acquisition services to companies and institutional investors. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Arlington Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
March 25, 2022